Broken Anchor Winery LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Income	304,412.55
Less Sales Tax Discount	65.82
Sales of Product Income	215.09
Services	320.68
Total Income	**$305,014.14**
Cost of Goods Sold	
Other COGS Exp	39,479.66
Purchased Products	70,940.29
Subcontrators	37,271.95
Total Cost of Goods Sold	**$147,691.90**
GROSS PROFIT	**$157,322.24**
Expenses	
Advertising and Promotion	13,619.80
Automobile Expense	176.25
Bank Service Charges	17.35
Computer and Internet Expenses	527.66
Depreciation Expense	14,810.00
Dues and Subscriptions	554.96
Insurance Expense	1,627.03
Interest Expense	3,468.70
licensing	10,605.74
Meals and Entertainment	1,709.36
Office Exp	10,673.22
Payroll Expenses	54,772.13
Professional Fees	20,232.81
Rent Or Lease	61,477.29
Repairs and Maintenance	12,933.59
Security	414.88
Service Fee	733.21
Shipping & Postage	1,851.18
Taxes	1,465.36
Telephone Expense	334.33
Uniforms	58.29
Utilities	13,416.50
Total Expenses	**$225,479.64**
NET OPERATING INCOME	**$ -68,157.40**
Other Income	
Dividen Income	4.09
interest Income	1.95
Tip Income	51,249.40
Total Other Income	**$51,255.44**
Other Expenses	
Ask My Accountant	686.27
Total Other Expenses	**$686.27**
NET OTHER INCOME	**$50,569.17**
NET INCOME	**$ -17,588.23**

Broken Anchor Winery LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$12,063.86**
Accounts Receivable	
Accounts Recievable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Deposits	7,760.08
Inventory	22,600.00
Pre Paid Expenses	0.00
Total Other Current Assets	**$30,360.08**
Total Current Assets	**$42,423.94**
Fixed Assets	
* Start Up Cost -Amex Need Info	16,808.12
Accumulated Depreciation	-15,787.00
Building Sign - 12/16/19	3,287.95
Computers & Equip - 12/19	1,318.57
Equipment Purchased - 5/17/21	8,237.17
Furniture and Equip - 10/31/19	1,427.39
Furniture and Equip - 6/15/20	433.97
Kitchen Supplies - 1/8/20	5,789.24
Leasehold Improvmet - 1/19/20	41,051.57
Leasehold Improvmet - 12/31/19	21,306.17
POS System - 9/9/19	4,827.64
Software - 2/18/20	900.22
Start Up Cost - 11/1/19	44,079.96
Winemakers Bottler - 11/6/19	4,892.30
Total Fixed Assets	**$138,573.27**
TOTAL ASSETS	**$180,997.21**

Broken Anchor Winery LLC

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	131.46
Total Accounts Payable	**$131.46**
Credit Cards	
American Express	13.28
Discover Card	676.30
Total Credit Cards	**$689.58**
Other Current Liabilities	
Georgia Tax Center Payable	1,425.74
Loans Payable	133,245.03
Payroll Liabilities	0.00
Shareholder Loans	107,685.39
Total Other Current Liabilities	**$242,356.16**
Total Current Liabilities	**$243,177.20**
Total Liabilities	**$243,177.20**
Equity	
Member Draws	8,656.35
Retained Earnings	-53,248.11
Net Income	-17,588.23
Total Equity	**$ -62,179.99**
TOTAL LIABILITIES AND EQUITY	**$180,997.21**

Broken Anchor Winery LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,588.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Recievable	0.00
Inventory	23,683.72
Inventory:Inventory - Liquor	-8,200.00
Inventory:Inventory - Wine	-14,400.00
Tips Paid (deleted)	6,785.24
Tips Paid (deleted):Denman - Less Tips Paid (deleted)	-465.93
Tips Paid (deleted):Kendrick - Tips Paid (deleted)	-4,469.21
Tips Paid (deleted):Long - Tips Paid (deleted)	-1,850.10
Accounts Payable	-10,842.85
American Express	-16,501.04
Discover Card	676.30
Georgia Tax Center Payable	10,257.53
Georgia Tax Center Payable:Sales Tax Payable	-10,330.95
Loans Payable:Stearns Bank	-16,661.00
Shareholder Loans	56,371.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,053.47**
Net cash provided by operating activities	**$ -3,534.76**
INVESTING ACTIVITIES	
Accumulated Depreciation	14,810.00
Equipment Purchased - 5/17/21	-8,237.17
Net cash provided by investing activities	**$6,572.83**
FINANCING ACTIVITIES	
Member Draws	8,656.35
Net cash provided by financing activities	**$8,656.35**
NET CASH INCREASE FOR PERIOD	**$11,694.42**
Cash at beginning of period	369.44
CASH AT END OF PERIOD	**$12,063.86**